VIA EDGAR	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5642 jkwilson@foley.com

March 24, 2014

U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attention: Tom Jones

Re:	Pentair plc —Registration Statement on
Form S-4 (Registration No. 333-192961)

Ladies and Gentlemen:

For the purpose of registering under the Securities Act of 1933, as amended, ordinary shares, nominal value $0.01 per share (the “Shares”), of Pentair plc, an Irish public limited company (the “Company”), we are enclosing the Company’s acceleration request relating to the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act.

As indicated in the acceleration request, it is respectfully requested that the above-referenced Registration Statement be declared effective at 3:30 p.m., Eastern Time, on March 26, 2014, or as soon as is practicable thereafter.

Should any questions arise in connection with this filing, please contact the undersigned at (414) 297-5642 or Jason M. Hille at (414) 319-7336.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

Enclosure
cc:	Angela D. Lageson
Pentair Ltd.
Benjamin F. Garmer, III
Jason M. Hille
Foley & Lardner LLP

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